D. Boral Capital LLC

590 Madison Avenue, 39th Floor

New York, New York 10022

September 29, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mary Beth Breslin, Catherine

         De Lorenzo and Pamela Howell

Re:	BM Acquisition Corp.
Registration Statement on Form S-1, as amended
File No. 333-288106

Acceleration Request

Requested Date: September 30, 2025

Requested Time:4:00 p.m., Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), D. Boral Capital LLC, as representative of the several underwriters, hereby joins BM Acquisition Corp. in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-288106) (the “Registration Statement”) to become effective on September 30, 2025, at 4:00 p.m., Eastern time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above referenced proposed offering.

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Very truly yours,

D. BORAL CAPITAL LLC

By:	/s/ Gaurav Verma
Name:	Gaurav Verma
Title:	Co-Head Investment Banking

cc:	Traviss Loong Kam Seng (BM Acquisition Corp.)
Debbie A. Klis, Esq. (Rimon, P.C.)
Jeffrey Selman, Esq. (DLA Piper LLP (US))
Elena Nrtina, Esq. (DLA Piper LLP (US))

[Signature Page to Acceleration Request]